

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _______ TO _______

For the fiscal year ended December 31, 2009

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8052

TORCHMARK CORPORATION
SAVINGS AND INVESTMENT PLAN
2001 Third Avenue South
Birmingham, Alabama 35233
205-325-4200
(Full title of the Plan)

TORCHMARK CORPORATION
3700 South Stonebridge Drive
McKinney, Texas 75070
972-569-4000
(Name of issuer of the securities held pursuant to the plan)

Index of Exhibits at page 13.
Total Number of pages is 15.



Lane Gorman Trubitt, L.L.P.
Accountants & Advisors

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the
Torchmark Corporation Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Torchmark Corporation Savings and Investment Plan (the "Plan") as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at the End of the Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Lane Gorman Trubitt, L.L.P.

Dallas, Texas
June 28, 2010

2626 Howell Street | Suite 700 | Dallas, TX 75204-4064 | 214.871.7500 | Fax 214.871.0011 | Toll Free 877.231.7500 | www.lgt-cpa.com

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,	
	2009	2008
ASSETS		
Investments, at fair value:		
Torchmark Corporation common stock	$31,956,288	$32,428,151
Waddell & Reed Financial, Inc. class A common stock	5,732,999	2,985,883
Pooled separate accounts	36,380,963	27,177,806
Unallocated annuity contract	17,878,681	17,242,888
Loans to participants	812,712	552,626
Short-term investments	1,107,684	1,391,906
	93,869,327	81,779,260
Accrued investment income	35,810	139,399
Net assets available for benefits at fair value	93,905,137	81,918,659
Adjustments from fair value to contract value for fully benefit responsive investment contracts	219,788	(756,495)
Net assets available for benefits	$94,124,925	$81,162,164

See accompanying notes to financial statements.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,	
	2009	2008
Investment income:		
Cash dividends - Torchmark and Waddell & Reed common stock	$608,102	$700,367
Dividends on pooled separate accounts and unallocated annuity contract	610,086	625,373
Interest income - loans to participants	41,902	34,522
Interest income - short-term investments	6,117	39,470
	1,266,207	1,399,732
Net appreciation (depreciation) in fair value of investments	11,368,759	(30,055,188)
Contributions:		
Participant contributions	4,518,563	4,372,212
Employer contributions	1,928,535	1,613,693
	6,447,098	5,985,905
Benefits paid to participants	6,119,303	14,949,500
Net increase (decrease) in net assets	12,962,761	(37,619,051)
Net assets available for benefits:		
Beginning of plan year	81,162,164	118,781,215
End of plan year	$94,124,925	$81,162,164

See accompanying notes to financial statements.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN

Schedule H, Part IV, Line 4i
Schedule of Assets (Held at the End of the Year)

December 31, 2009

	Identity of Issue	Description of Investment	Current Value
*	Torchmark Corporation	727,105 shares $1 par value common stock	$31,956,288
	Waddell & Reed Financial, Inc.	187,721 shares $1 par value class A common stock	5,732,999
*	ING Financial Advisers, LLC	Pooled Separate Accounts:	
		40,474 units AIM Global Health Care	1,406,268
		86,349 units Baron Growth	1,421,587
		93,059 units EuroPacific Growth	4,838,572
		205,686 units Fidelity Advisor Mid Cap	2,238,503
		394,074 units Fidelity VIP Contrafund	4,939,123
		112,529 units Income Fund of America	2,558,615
		5,714 units ING American Century Small-Mid Cap Value Portfolio	91,181
		103,959 units ING GNMA Income	1,492,135
		74,599 units ING Intermediate Bond	1,004,776
		88,723 units ING Solution 2015 Portfolio	978,753
		93,294 units ING Solution 2025 Portfolio	992,584
		97,245 units ING Solution 2035 Portfolio	1,040,914
		38,136 units ING Solution 2045 Portfolio	407,228
		66,011 units ING Solution Income Portfolio	747,280
		25,382 units J. P. Morgan Mid Cap Value Portfolio	395,995
		110,337 units Lord Abbett Small Cap Value	2,360,439
		513,515 units Oppenheimer Capital Appreciation	3,841,529
		9,874 units Pioneer Fund (A)	93,754
		79,592 units Pioneer High Yield	1,355,601
		116,902 units T. Rowe Price Equity Income	1,789,988
		62,373 units T. Rowe Price Science & Technology	575,547
		65,726 units Templeton Global Bond	1,810,591
			36,380,963
*	ING Financial Advisers, LLC	Unallocated Annuity Contract - ING Fixed Account	17,878,681
*	Participant Loans	Loans to Plan participants, various interest rates, maturing from 1 to 60 months	812,712
*	Investors Bank & Trust	1,107,684 shares Investors Bank & Trust Investcash Fund	1,107,684
			$93,869,327

* Indicates a party-in-interest to the Plan

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Torchmark Corporation Savings and Investment Plan (the "Plan") was adopted on February 15, 1982 by the Board of Directors of Torchmark Corporation ("Torchmark") and began operating on April 5, 1982.

Valuation of Securities

The investment in common stock of Torchmark is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Torchmark common stock at December 31, 2009 and 2008 was $43.95 and $44.70, respectively.

The investment in Waddell & Reed Financial, Inc. ("Waddell & Reed") common stock is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Waddell & Reed common stock at December 31, 2009 and 2008 was $30.54 and $15.46, respectively.

Participant loans are valued at amortized cost, which approximates fair value. Interest on participant loans is recognized as earned.

Short-term investments / mutual funds are valued at the net asset value of shares.

The purchases and sales of securities are recorded on a trade-date basis.

The Plan offers a choice of various mutual funds via pooled separate accounts including (i) money market and bond funds which invest primarily in securities issued or guaranteed by the U.S. Treasury and certain U.S. Government agencies and instrumentalities that provide income that is generally not subject to state income tax, (ii) fixed-income mutual funds which invest in a diversified group of high-quality, fixed income investments, and, (iii) equity funds which invest in common stocks and consist of several individual investment options for various levels of risk tolerance. Investments in pooled separate accounts are recorded at the fair value of the underlying investments.

The Plan offers an investment in an unallocated annuity contract of the Plan trustee. The trustee maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by the trustee. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Contract value is equal to contributions received plus interest credited, less payments, withdrawals or transfers. The interest rate credited on the unallocated annuity contract varies based on a formula determined by the Plan trustee, but will not be less than a guaranteed floor interest rate determined annually. The interest rate credited for 2009 and for 2008 was 4.00%. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not withdraw more than 20% of the beginning of the year balance of the contract without incurring a penalty. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. The trustee may not terminate the contract at any amount less than contract value.

United States Generally Accepted Accounting Principles (US GAAP) require investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the unallocated annuity contract and the adjustment from fair value to contract value. The accompanying statements of changes in net assets available for benefits are prepared on a contract value basis. The fair value of the Plan's interest in the unallocated annuity contract is based on information reported by the issuer at year end. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for benefits.

Revenue Recognition

Dividend income is recorded as earned. Torchmark and Waddell & Reed dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

Administrative Expenses

Administrative expenses of the Plan are paid by Torchmark and its affiliates.

Federal Income Taxes

Torchmark received a determination letter dated November 12, 2002 from the Internal Revenue Service stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC"), and therefore, is exempt from federal income tax. Although the Plan has been amended since receiving the determination letter, the administrative committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE B - DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution profit sharing and retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Participant Contributions

To be eligible to participate, an employee must complete a year of credited service with a sponsoring employer. Employees of Liberty National Life Insurance Company and United Investors Life Insurance Company (see below) must have been employed prior to January 1, 1995 to be eligible. Eligible employees, upon enrollment, can contribute up to 30% of their annual compensation, subject to certain limitations, and can direct the investment in their participant and employer accounts. The Plan was amended effective January 1, 2007. Participant contributions, which had previously been made on an after-tax basis, are no longer permitted. All participant contributions after January 1, 2007 are made on a pre-tax salary deferred basis under a traditional 401(k) plan. Effective January 1, 2007, the Plan was amended such that any employee who becomes an eligible employee on or after January 1, 2007 and does not affirmatively elect otherwise shall be automatically enrolled with salary deferrals of 3%.

Participating Employer Contributions

Participating employers contribute to the Plan out of their current or accumulated earnings for the year, an amount equal to 50% of a participant's contributions (limited to 6% of participant's compensation).

Participant Accounts

Each participant's account is credited with the participant's contribution, the employer's matching contribution and allocations of Plan investment earnings based on the pro rata ownership share of the investment that generated the earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

NOTE B - DESCRIPTION OF PLAN (Continued)

Participant Loans

Any actively employed participant may apply for a Plan loan. The minimum loan amount is $1,000, and the maximum loan amount is the lesser of $50,000 reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the participant during the one year period ending on the day before the loan is made or 50% of the participant's vested account balance. A participant may not take more than one loan per calendar year, and a participant may not have more than one outstanding loan at a time. Loans are secured by the participants' account balances. Loan repayments of principal and interest are made by payroll deduction over a reasonable time period not to exceed 60 months. Currently, the loan interest rate is determined by the trustee using the prime interest rate published in the Wall Street Journal on the last business day of the month plus 1%.

Participating Employers

At the end of 2009 and 2008, the following companies were participating employers in the Plan:

Liberty National Life Insurance Company, "Liberty National", (Birmingham, Alabama)

United Investors Life Insurance Company, "United Investors", (Birmingham, Alabama)

Globe Life and Accident Insurance Company, "Globe", (Oklahoma City, Oklahoma)

American Life and Accident Insurance Company, "American Life", a subsidiary of Globe, (Dallas, Texas)

United American Insurance Company, "United American", (Dallas, Texas)

Torchmark Corporation, "Torchmark", (Dallas, Texas)

Globe Marketing Services, Inc., "Globe Marketing", (Oklahoma City, Oklahoma)

All participating employers are either direct or indirect wholly owned subsidiaries of Torchmark.

Vesting Provisions

Participants have a fully vested and non-forfeitable interest in their own account. The participant's employer accounts are vested in accordance with the following schedule:

Years of Credited Service	Applicable Non-forfeitable Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

Benefit Payment Provisions

At termination of employment, participants may withdraw all of their participant accounts and the vested portion of their employer accounts. Participants may make non-emergency in-service withdrawals of all or a portion of their after-tax participant account and all or a portion of their after-tax employer account, if fully vested. If any portion of the after-tax employer account is withdrawn, the participant may not make contributions to the Plan for six months following such withdrawal. Withdrawals prior to termination of employment are also allowed under prescribed hardship conditions as defined in the Plan agreement or subsequent to age 59½ for any reason. Benefits are recorded when paid. Participants are charged a $25 fee for processing a non-emergency in-service, age 59 ½ or hardship withdrawal. These fees are deducted from the proceeds paid to the participant and are reflected in the financial statements in "Benefits paid to participants."

NOTE B - DESCRIPTION OF PLAN (Continued)

Termination of the Plan

Although it has expressed no intent to do so, Torchmark has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is partially or completely terminated, each affected participant will become fully vested in his employer contribution account.

Forfeitures

If an employee incurs five consecutive "one year breaks in service" for any reason other than death or normal retirement, and is not 100% vested in the employer contribution account, then the non-vested portion of the employer contribution account is forfeited. Forfeitures are applied to reduce subsequent contributions of the employer. The Plan had unallocated forfeitures of $44,447 and $38,460 at December 31, 2009 and 2008, respectively. The plan applied forfeitures to reduce employer match of $45,411 and $51,952 for 2009 and 2008, respectively.

NOTE C- INVESTMENTS

The following table presents the investments of the Plan's net assets:

	December 31, 2009	December 31, 2008
Pooled Separate Accounts:		
AIM Global Health Care	$ 1,406,268	$ 1,250,095
Baron Growth	1,421,587	1,055,678
EuroPacific Growth	4,838,572	3,689,291
Fidelity Advisor Mid Cap	2,238,503	1,543,901
Fidelity VIP Contrafund	4,939,123	3,855,005
Income Fund of America	2,558,615	2,147,548
ING American Century Small-Mid Cap Value Portfolio	91,181	67,803
ING GNMA Income Bond	1,492,135	1,798,423
ING Intermediate Bond	1,004,776	923,794
ING Solution 2015 Portfolio	978,753	801,129
ING Solution 2025 Portfolio	992,584	623,107
ING Solution 2035 Portfolio	1,040,914	445,352
ING Solution 2045 Portfolio	407,228	177,347
ING Solution Income Portfolio	747,280	676,845
J. P. Morgan Mid Cap Value Portfolio	395,995	301,867
Lord Abbett Small Cap Value	2,360,439	1,853,964
Oppenheimer Capital Appreciation	3,841,529	2,771,650
Pioneer Fund (A)	93,754	10,827
Pioneer High Yield	1,355,601	429,001
T. Rowe Price Equity Income Fund	1,789,988	1,259,199
T. Rowe Price Science & Technology	575,547	130,003
Templeton Global Bond	1,810,591	1,365,977
	$ 36,380,963	$ 27,177,806
Unallocated Annuity Contract – ING Fixed Account	$ 17,878,681	$ 17,242,888
Torchmark Corporation common stock	$ 31,956,288	$ 32,428,151
Waddell & Reed Financial, Inc. class A common stock	$ 5,732,999	$ 2,985,883
Investors Bank & Trust Investcash Fund	$ 1,107,684	$ 1,391,906
Participant Loans	$ 812,712	$ 552,626

NOTE C - INVESTMENTS (Continued)

During the years ended December 31, 2009 and 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31,	
	2009	2008
Common stocks	$ 3,545,268	$ (14,626,340)
Pooled separate accounts and unallocated annuity contract	7,823,491	(15,428,848)
	$ 11,368,759	$ (30,055,188)

NOTE D - FAIR VALUE MEASUREMENTS

US GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of the observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2009.

Short term investments /mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Pooled separate accounts: Valued at the net asset value of units held by the Plan at year end. The net asset value of these accounts is based on the market value of its underlying investments. The net asset value is not a publicly-quoted price in an active market.

Unallocated annuity contract: Valued by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE D - FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Common stocks	$ 37,689,287	$ -	$ -	$ 37,689,287
Short Term Investment	1,107,684	-	-	1,107,684
Pooled separate accounts				
Small Cap/Mid Cap/Specialty	-	8,489,520	-	8,489,520
Large Cap Value	-	6,822,865	-	6,822,865
Large Cap Growth	-	3,841,529	-	3,841,529
Global / International	-	4,838,572	-	4,838,572
Asset Allocation	-	4,166,759	-	4,166,759
Bonds	-	5,663,103	-	5,663,103
Balanced	-	2,558,615	-	2,558,615
Unallocated annuity contract	-	-	17,878,681	17,878,681
Participant loans	-	-	812,712	812,712
Total assets at fair value	$ 38,796,971	$ 36,380,963	$ 18,691,393	$ 93,869,327

The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Common stocks	$ 35,414,034	$ -	$ -	$ 35,414,034
Short Term Investment	1,391,906	-	-	1,391,906
Pooled separate accounts	-	27,177,806	-	27,177,806
Unallocated annuity contract	-	-	17,242,888	17,242,888
Participant loans	-	-	552,626	552,626
Total assets at fair value	$ 36,805,940	$ 27,177,806	$ 17,795,514	$ 81,779,260

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2009:

	Unallocated Annuity Contract	Participant Loans
Balance, beginning of year	$ 17,242,888	$ 552,626
Unrealized gains / (losses) relating to instruments still held at the reporting date	(366,196)	-
Purchases, sales, issuances and settlements (net)	1,001,989	260,086
Balance, end of year	$ 17,878,681	$ 812,712

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008:

	Unallocated Annuity Contract	Participant Loans
Balance, beginning of year	$ 13,832,556	$ 344,774
Unrealized gains / (losses) relating to instruments still held at the reporting date	1,594,305	-
Purchases, sales, issuances and settlements (net)	1,816,027	207,852
Balance, end of year	$ 17,242,888	$ 552,626

NOTE E - RELATED PARTY TRANSACTIONS

Plan participants are allowed to purchase and sell the common stock of Torchmark. Such purchases and sales, which are considered party-in-interest transactions, were handled by Investors Bank & Trust, a party-in-interest to the Plan, during 2009 and 2008, based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock and Waddell & Reed common stock are deposited in an interest-bearing short-term fund. These funds were deposited in the Investors Bank & Trust Investcash Fund.

NOTE F – RECENT ACCOUNTING PRONOUNCEMENTS

In April 2009, the Financial Accounting Standards Board ("FASB") issued an update to the guidance under the Accounting Standards Codification, Fair Value Measurements and Disclosures topic (the "Fair Value Measurements and Disclosures Topic") for determining fair value when the volume and level of activity for an asset or liability has significantly decreased and identifying circumstances that indicate a transaction is not orderly. The provisions for the Fair Value Measurements and Disclosures Topic update are effective for interim and annual reporting periods ending after June 15, 2009. The Company adopted the provisions of the update to the Fair Value Measurements and Disclosures Topic effective as of June 30, 2009 and its adoption did not have a material impact on the Plan.

In May 2009, the FASB issued the Subsequent Events Topic of the FASB Accounting Standards Codification (the "Subsequent Events Topic") to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, the Subsequent Events Topic sets forth: (i) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. The provisions of the Subsequent Events Topic are effective for interim or annual financial periods ending after June 15, 2009. The Company adopted the provisions of the Subsequent Events Topic effective as of June 30, 2009 and its adoption did not have a material impact on the Plan.

In January 2010, the FASB issued another update to the Fair Value Measurements and Disclosures Topic requiring: (i) separate disclosure of significant transfers between Level 1 and Level 2 assets and liabilities and the reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances and net settlements within Level 3 assets and liabilities; (iii) disclosure regarding the fair value measurement for each class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. The provisions of this update to the Fair Value Measurements and Disclosures Topic are effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company will adopt the provisions of this update to the Fair Value Measurements and Disclosures Topic effective as of January 1, 2010 and expects that its adoption will not have a material effect on the Plan.

Index of Exhibits

99(a) – (1) Consent of Deloitte & Touche LLP to the incorporation by reference of their audit report dated February 26, 2010 into Form S-8 of the Torchmark Corporation Savings and Investment Plan (Registration No. 2-76378) (incorporated by reference from Exhibit 23 to Form 10-K for the year ended December 31, 2009).

99(a) – (2) Consent of Lane Gorman Trubitt LLP to incorporation by reference of their independent registered public accounting firm report of June 28, 2010, into Form S-8 Registration Statement No. 2-76378.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Torchmark Corporation
Savings and Investment Plan

By: /s/ Frank M. Svoboda
Frank M. Svoboda, Member
Administrative Committee

By: /s/ Cory W. Newman
Cory W. Newman, Member
Administrative Committee

By: /s/ Anthony L. McWhorter
Anthony L. McWhorter, Member
Administrative Committee

Date: June 28, 2010



Lane Gorman Trubitt, L.L.P.
Accountants & Advisors

Exhibit 99 (a) – (2)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 2-76378) pertaining to the Torchmark Corporation Savings and Investment Plan, of our report dated June 28, 2010, with respect to the financial statements and supplemental schedule of the Torchmark Corporation Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2009.

/s/ Lane Gorman Trubitt, L.L.P.

Dallas, Texas
June 28, 2010